[VIVENDI UNIVERSAL LOGO]



3/9/2001 8:47                          1

                            [VIVENDI UNIVERSAL LOGO]


                            JEAN-MARIE MESSIER, CEO
                                  MARCH, 2001


3/9/2001 8:47                          2

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                        IMPORTANT LEGAL DISCLAIMER

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenue; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Vivendi Universal does not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders are urged to read documents filed with the SEC by Vivendi Universal because they contain important informations. All these documents may be obtained at www.sec.gov or directly from Vivendi Universal.


3/9/2001 8:47                          3


                                                        [VIVENDI UNIVERSAL LOGO]

                          VIVENDI UNIVERSAL 2000: KEY
                                    MESSAGES


- Outstanding growth in 2000 for Communications on a proforma basis: +16% top line and +68% at EBITDA level
   (excl. forex)
- VU exceeded in 2000 its ambitious EBITDA targets, despite difficult markets and slowdown of economies (PF: euros 3.3bn for Communications; total PF: euros 7.2bn)
-  Highest historical net income of euros 2.3bn
- Very strong balance sheet (net debt PF for Communications of euros 3.4bn)
-  Integration ahead of schedule
-  Strong focused incentivized management in place
- More confident than ever that we'll achieve our aggressive growth targets for 2001

3/9/2001 8:47                          4                [VIVENDI UNIVERSAL LOGO]

                             VIVENDI UNIVERSAL 2000
                                    RESULTS


-  2000 results are presented on two basis:
        - Actual, with Seagram for 23 days, excluding Spirits and Wine. USAi not consolidated (affiliate)
        - Pro Forma 12 months on the Jan.1st, 2001 perimeter, excluding Spirits and Wine. USAi not consolidated (affiliate)
        - French GAAP with a reconciliation to US GAAP for 2000, but 2001 accounts will be directly full US GAAP


3/9/2001 8:47                          5                [VIVENDI UNIVERSAL LOGO]

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                            [VIVENDI UNIVERSAL LOGO]



                                  2000 ACTUAL



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                         VIVENDI UNIVERSAL 2000 ACTUAL

in euros bn                     2000 Act        1999 Act        % Act
--------------------------------------------------------------------------------

-  Revenue                        41.8            40.9            2%*

-  EBITDA**                        6.0             4.3           39%

-  Operating Income**              2.6             1.8           40%
--------------------------------------------------------------------------------

* Excluding non core, which revenues are down from euros 11.5bn to
  ------------------
  euros 1.7bn, revenues are up 37%
               -------------------

** EBITDA and operating income after holding costs

- At all levels, 2000 actual results are up around 40%


3/9/2001 8:47                          7                [VIVENDI UNIVERSAL LOGO]

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                          VIVENDI UNIVERSAL 2000 ACTUAL
                                 COMMUNICATIONS

in euros bn                     2000 Act        1999 Act        % Act
--------------------------------------------------------------------------------

-  Revenue                        13.6             8.3           63%

-  EBITDA                          2.2            0.96          134%

-  Operating Income                0.6            0.15          300%
--------------------------------------------------------------------------------
  EBITDA and operating income before holding costs


- 2000 is an outstanding year of growth and margins improvement for Communications


3/9/2001 8:47                          8                [VIVENDI UNIVERSAL LOGO]

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                          VIVENDI UNIVERSAL 2000 ACTUAL
                            ENVIRONMENT AND NON CORE


- Environment

in euros bn                     2000 Act        1999 Act        % Act
--------------------------------------------------------------------------------

-  Revenue                        26.5            21.0           26%

-  EBITDA                          3.5             2.7           30%

-  Operating Income                1.9             1.5           28%
--------------------------------------------------------------------------------

- Non core: revenues declined from euros 11.6bn to euros 1.7bn, 2000 EBITDA of euros 0.3bn


3/9/2001 8:47                          9                [VIVENDI UNIVERSAL LOGO]

                          VIVENDI UNIVERSAL 2000 ACTUAL
                                   NET INCOME

in euros bn (except EPS)         2000 Act        1999 Act        % Act
--------------------------------------------------------------------------------

Net income before GW               2.8            1.95           44%
--------------------               ---

-  EPS before GW (basic) in euros  4.4             3.7           19%

-  Net income reported             2.3             1.4           60%

-  EPS reported (basic) in euros   3.6             2.7           34%

-  Weighted avg number of shares 633.8           529.6
--------------------------------------------------------------------------------

      -  Dividend: euro 1 per share, or euros 1,081M

-  2000 Actual EPS is largely above targets



3/9/2001 8:47                          10               [VIVENDI UNIVERSAL LOGO]

                          VIVENDI UNIVERSAL NET INCOME


[Bar graph depicting the following information:

            TOTAL VIVENDI UNIVERSAL NET INCOME (in million of euros)

            -562  (1995)
             298  (1996)
             822  (1997)
            1,121 (1998)
            1,435 (1999)
            2,299 (2000)]


3/9/2001 8:47                          11               [VIVENDI UNIVERSAL LOGO]

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                            [VIVENDI UNIVERSAL LOGO]


                                  2000 PROFORMA



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                             VIVENDI UNIVERSAL 2000
                                    PROFORMA

in euros bn                     2000 PF         1999 PF         % PF
--------------------------------------------------------------------------------

-  Revenue                        52.5            44.0           19%*

-  EBITDA**                        7.2             4.9           48%*

-  Operating Income**              3.1             1.9           68%
--------------------------------------------------------------------------------
* Respectively excluding forex: +15% and +43%
** EBITDA and operating income after holding costs


- BOTH STRONG GROWTH AND OUTSTANDING OPERATING LEVERAGE FOR 2000 PF

     - Excluding:USAi: @100%: 2000 Revenues euros 5.1bn; 2000 EBITDA euros 0.8bn
      - Attributed Recreation : Revenues: euros 1bn; EBITDA: euros 0.3bn



3/9/2001 8:47                          13               [VIVENDI UNIVERSAL LOGO]

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                            VIVENDI UNIVERSAL EBITDA


[Bar graph depicting the following information:

              TOTAL VIVENDI UNIVERSAL EBITDA (in million of euros)

              1,795  (1995)
              2,003  (1996)
              2,144  (1997)
              3,453  (1998)
              4,301  (1999 actual)
              5,981  (2000 actual)
              7,213  (2000 PF)

- EBITDA: x4 in 5 years and x 3.5 in 3 years]



3/9/2001 8:47                          14               [VIVENDI UNIVERSAL LOGO]

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                             VIVENDI UNIVERSAL 2000
                                    PROFORMA
                                 COMMUNICATIONS

in euros bn                     2000 PF         1999 PF         % PF
--------------------------------------------------------------------------------
-  Revenue                        24.3            20.3           20%*
--------------------------------------------------------------------------------
-  EBITDA after holding costs      3.3             1.9           74%*
--------------------------------------------------------------------------------
-  Operating Income after holding  1.0             0.2          X4.2
   costs
--------------------------------------------------------------------------------
-  Respectively excluding forex: +16%, and +68%


PF EBITDA of Vivendi Universal Communications of euros 3.3bn
------------------------------------------------------------
above guidance given in October 2000 by Euros 129M
--------------------------------------------------


-  Excluding:USAi: @100%: 2000 Revenues euros 5.1bn; 2000 EBITDA euros 0.8bn
-  Attributed Recreation: Revenues: euros 1bn; EBITDA: euros 0.3bn


3/9/2001 8:47                          15               [VIVENDI UNIVERSAL LOGO]

                            COMMUNICATIONS NET SALES


[Bar graph depicting the following information:

                 COMMUNICATIONS NET SALES (in million of euros)

                 962    (1995)
                 1,125  (1996)
                 1,666  (1997)
                 5,952  (1998)
                 8,344  (1999)
                 13,601 (2000 Act.)
                 24,324 (2000 PF)


- Sales x25 in 5 years and x15 in 3 years]



3/9/2001 8:47                          16               [VIVENDI UNIVERSAL LOGO]

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                             COMMUNICATIONS EBITDA


[Bar graph depicting the following information:

                 COMMUNICATIONS EBITDA (in million of euros)

                 -48    (1995*)
                 103    (1996*)
                 323    (1997*)
                 1,037  (1998*)
                 955    (1999 actual*)
                 2,233  (2000 actual*)
                 3,329  (2000 PF*)


* Acquisition costs expensed from 1999 only
  Before Holding costs, except for Y2000 PF, which is after holding costs

- EBITDA: x10 in 3 years]


3/9/2001 8:47                          17               [VIVENDI UNIVERSAL LOGO]

                           PRO FORMA VIVENDI UNIVERSAL
                        - COMBINED FINANCIAL HIGHLIGHTS


                                                Pro Forma 12 months ended
                                                       December 31
                                                                          |
in euros M                                      2000            1999      |       %PF
----------------------------------------------------------------------------------------------
- REVENUE
  Music*                                        6,611           5,705     |       16%
  Publishing                                    3,600           3,352     |        7%
  TV & Film                                     8,795           7,345     |       20%
  Telecoms                                      5,270           3,913     |       35%
  Internet                                         48               2     |
----------------------------------------------------------------------------------------------
- COMMUNICATIONS                               24,324          20,317     |       20%
----------------------------------------------------------------------------------------------
  Environment                                  26,512          20,959     |       26%
  Corporate & non core                          1,685           2,724     |      -38%
- TOTAL VU REVENUE                             52,521          44,001     |       19%
----------------------------------------------------------------------------------------------
- EBITDA                                                                  |
  Music*                                        1,157             840     |       38%
  Publishing                                      531             443     |       20%
  TV & Film                                       771             326     |      137%
  Telecoms                                      1,303             494     |      164%
  Internet                                       -184             -34     |
----------------------------------------------------------------------------------------------
- COMMUNICATIONS                                3,579           2,068     |       73%
- COMMUNICATIONS AFTER HOLDING COSTS            3,329           1,893     |       76%
----------------------------------------------------------------------------------------------
  Environment                                   3,544           2,724     |       30%
  Non core and other corporate                    340             246     |       39%
----------------------------------------------------------------------------------------------
- TOTAL VU EBITDA                               7,213           4,863     |       48%
----------------------------------------------------------------------------------------------
* Music: excluding forex, revenue growth is 5%, EBITDA growth is 24%


3/9/2001 8:47                          18               [VIVENDI UNIVERSAL LOGO]

                          COMMUNICATION PF EBITDA 2000
                                     SUMMARY

- Despite difficult markets and weak economies, VU has outperformed its Communications EBITDA targets (before Internet) by euros 162M (close to 5%):
   -  Music: +euros 60M: strong market share year end
   -  Publishing: +euros 30M: games performance
   - TV&Films: +euros 70M: USG successes and Canal Satellite leverage by year end
   - Telecoms: 0, after difficult H1, thanks to focus on (mobile) margins and strong wireline performance
   -  Total, excl. Internet: euros 3,762M vs euros 3,600M (oct.
       guidance)
-  Internet: additional expenses: (euros 80M)
-  Improved holding costs: +euros 50M

-  TOTAL COMMUNICATIONS PF: + EUROS 129M


3/9/2001 8:47                          19               [VIVENDI UNIVERSAL LOGO]

                            [VIVENDI UNIVERSAL LOGO]


                                   DIVISIONAL
                                   HIGHLIGHTS
                                     FY2000



3/9/2001 8:47                          20

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                        MUSIC OPERATING PERFORMANCE 2000

in euros M                      2000 PF         1999 PF     |    % PF constant
                                                            |        forex
--------------------------------------------------------------------------------
-  Net Revenues                  6,611           5,705      |       5%
-  EBITDA                        1,157             840      |      24%
                                                            |
-  EBITDA Margin                   18%             15%      |
--------------------------------------------------------------------------------
-  Global Market share           22.5%           21.8%      |     0.7%
-  Current Albums NA             28.0%           27.0%      |     1.0%
-  Current Albums Europe         26.0%           23.3%      |     2.7%
--------------------------------------------------------------------------------

-  Increased global leadership with worldwide market share up
   0.7% to 22.5%. US labels maintained a 50% lead in current album market share over closest competitor. International: market share up 0.7%, o/w +2.7pp in Europe
-  67 albums sold over 1M copies and 5 albums sold over 5m copies
-  Financials ahead of target
-  Universal/Polygram integration completed, ahead of targets



3/9/2001 8:47                          21               [VIVENDI UNIVERSAL LOGO]

                      [Picture displaying 8 music albums]

                             [UNIVERSAL GLOBE LOGO]

                      [Picture displaying 8 music albums]

                             [UNIVERSAL GLOBE LOGO]

                             MUSIC OUTLOOK FOR 2001

-  Global market share to expand again in 2001, particularly outside the US
- 2001: Target top line growth +5%/6%, without any online revenues at this stage, and double digit EBITDA growth
-  Synergies with VU's mobile unit, Vizzavi and VUP (games) to materialize in
   2001
- Duet (UMG/Sony): subscription based music services (audio/video), ultimately accessible from multiple platforms, will be launched at summertime
- Downloads: Bluematter will move from beta test to launch in 2001 with more user friendly software, front line content + development in Europe
-  On line music demo follows

3/9/2001                               24               [VIVENDI UNIVERSAL LOGO]

                              PUBLISHING OPERATING
                                PERFORMANCE 2000

in euros M                     2000 PF  1999 PF   % PF
------------------------------------------------  -----
Revenues                        3,599    3,352      7%
Revenues excl. France Loisirs   3,384    3,103      9%
------------------------------------------------  -----
Games (incl UI)                 419        324     29%
Education                       981        799     23%
Literature (incl. Fr Loisirs)   400        417    -4%
Healthcare                      419        219     91%
Business Info.                1,271      1,235      3%
Other                           110        358    -69%
------------------------------------------------  -----
EBITDA                          531        443     20%
EBITDA excl. France Loisirs     507        411     23%
------------------------------------------------  -----
Games (incl UI)                  96         75     27%
Education                       130         97     34%
Literature (incl. Fr Loisirs)    54         57     -5%
Healthcare                       58         29     99%
Business Info.                  180        159     13%
Other                            14         26    -46%
------------------------------------------------  -----
EBITDA %                      14.7%      13.2%
EBITDA % excl. France Loisirs 15.0%      13.2%
------------------------------------------------  -----


-  Revenue growth excl. France Loisirs: +9%
-  PF EBITDA margin up 1.6pp on 1999, to close to 15%
- Games: Constantly awarded best game of the year (Starcraft, Warcraft, Half-Life, Diablo II)
- Education: successful integration of Spanish and Brazilian acquisitions
- Literature: An outstanding year for all publishers, except for France Loisir book club
-  Information: Excellent year 2000 for the division
-  Healthcare: Continued to reinforce our worldwide position


3/9/2001                               25               [VIVENDI UNIVERSAL LOGO]

                          PUBLISHING OUTLOOK FOR 2001

- Action plan already in place for 01 & 02
        - Reorganization in 5 BUs
        - Target EBITDA growth 00/02: guidance +10% p.a. confirmed
- Games: 2nd player worldwide
        - Flipside is the world leader in online gaming after Uproar acquisition
        - Integration of USG games
        - Synergies with UMG
- Information
        - In 2001, trade fair seasonality
        - Local distribution sales force under restructuring
- Education: A truly international and multiplatform strategy and organization on school, kids, e-learning and reference, allowing global integration and local content
        - Launch of Education.com in Feb 2001 in France, UK, US, Germany; Spain and Brazil will follow. (demo follows)


3/9/2001                               26               [VIVENDI UNIVERSAL LOGO]

                               TV & FILM OPERATING
                                PERFORMANCE 2000

in euros M               2000 PF      1999 PF       %PF
----------------------------------------------------------
- REVENUES                8,796        7,345    |   20%
  Groupe Canal+           3,847        3,288    |   17%
  USG*                    4,741        3,858    |   23%(1)
  Other                     208          199    |    4%
----------------------------------------------------------
- EBITDA                    771          326    |  137%
  Groupe Canal+             507          415    |   22%
  USG*                      241          -96    |
  Other                      23            7    |
------------------------------------------------|
- EBITDA margin              9%           4%    |
------------------------------------------------|
(1) +6% excl forex

*Excluding:USAi: @100 %: 2000 Revenues: euros 5.1bn;
2000 EBITDA euros 0.8bn

*Attributed Recreation: Revenues: euros 1bn;
EBITDA: euros 0.3bn


-   Canal+'s digital subs up 32% to 5.3m. Total subs up 9% to 15.3m.

    - France (C+/CSat): 85% share of the PayTV market Churn rate <10%. Canal Satellite EBITDA and EBIT positive for the 1st year in 2000

    - Italy: 68% market share of the PayTV market, on target

    - Very good profitability of Studio Canal (2000 EBITDA French GAAP: euros 234m, US GAAP: euros 91m)

-   USG: $1bn box office, 2nd in market share: 14.5% in the US

    - Outstanding DVD growth: 31.5M units (USG/SC/DW) sold in 2000 (17% market share)

3/9/2001 8:47                      27                   [VIVENDI UNIVERSAL LOGO]

                           TV & FILM OUTLOOK FOR 2001

- Group Canal+: Reorganization in place. Productivity plans under implementation

    - Net top box: commercial launch end of 2001/2002 (Sony agreement)

    - Studio Canal: Cash Flow break even in 2001

- USG Film: conservative expectation of lower revenues, but continued strong EBITDA performance

    - Getting ready for online distribution and VOD future markets (broadband)
- Recreation: Opening of USJ park in March 2001: 24% Equity ($85m invested) + Management Fees gives greater EBITDA leverage

-   Integration: Canal+ and Universal to work as a fully integrated company:

    - VIDEO DISTRIBUTION IN EUROPE

    - LEVERAGING BOTH LIBRARIES

    - SHARED SERVICES AND TECHNOLOGY

    - E.G.: LAUNCH USG CHANNELS ACROSS C+ PLATFORMS, CROSS PROMOTION OF USG PRODUCTS ACROSS C+ SUBSCRIBER BASE, DEVELOPING E-COMMERCE FOR ALL USG AND C+ PRODUCTS ACROSS ALL PORTALS

-   Global division Target 01 EBITDA: +20%
    (Canal+ digital leverage)

3/9/2001 8:47                      28                   [VIVENDI UNIVERSAL LOGO]

                         TELECOMS OPERATING PERFORMANCE

in euros M                   2000 PF        1999 PF        %PF
---------------------------------------------------------------
- REVENUES                    5,270          3,913         35%
  Cegetel Mobile (SFR)        4,623          3,531         31%
  Cegetel Fixed                 455            318         43%
  International and other       192             64
---------------------------------------------------------------
- EBITDA                      1,303            494        164%
  Cegetel Mobile (SFR)        1,326            642        107%
  Cegetel Fixed                 -86           -143        -40%
  International and other        63             -5
------------------------------------------------------
- EBITDA margin                 25%            13%
------------------------------------------------------
- o/w mobile (SFR)*             32%            20%
------------------------------------------------------
*Margin calculated on SFR network revenus

Those figures don't include TD's (fixed network)
2000 Net revenues @50%: euros 315M
2000 EBITDA @50%: euros 58M

France
-   Mobile: more than 10m customers eoy

-   SFR: No1 private operator in France. Strong market share on customer base
    (34%)
    - SFR EBITDA margins jump from 20% to 32% (SACs fully expensed)
    - Data on mobile to expand from 2001: SMS increased 8 fold, should account for 8% of ARPU in 2001

-   Fixed: EBITDA close to break even in 2000, including TD 49.9% stake
    - By far no1 private operator
    - TD's traffic: 70Mmin/day

3/9/2001 8:47                      29                   [VIVENDI UNIVERSAL LOGO]

                     TELECOMS OPERATING PERFORMANCE (FRANCE)
                                        -
                                 SFR KEY METRICS

                                              1999       2000        2001
                                                                     trend
--------------------------------------------------------------------------------
-   Market Penetration                         34%        49%        60-63%
--------------------------------------------------------------------------------
-   SFR market share on Gross adds             36%        32%        stable
--------------------------------------------------------------------------------
-   % prepaid on gross adds                    40%        50%          60%
--------------------------------------------------------------------------------
-   SFR market share (eop)                     36%        34%          33%
--------------------------------------------------------------------------------
-   SFR Client base (yc SRR)                  7.3 M      10.1 M      12.3 M
--------------------------------------------------------------------------------
-   Churn rate                                 29%        22%        stable
--------------------------------------------------------------------------------
-   Usage (minutes/month)                      240'       290'       stable
--------------------------------------------------------------------------------
-   ARPU (euros/month)*                         53         45         down
--------------------------------------------------------------------------------
-   SAC (euros/month)                          283        238         down
--------------------------------------------------------------------------------
-   Cash Flow (euros M)                        587        878          up
--------------------------------------------------------------------------------
-   Capex (euros M)                            889        891        stable
--------------------------------------------------------------------------------
* Mobile to mobile revenues as of mid 2001

3/9/2001 8:47                      30                   [VIVENDI UNIVERSAL LOGO]

                          MOBILE: SYNERGIES WITH MUSIC

- Mobile phone: main music handset device within 2 years
- Music (as games): key application for vocal, SMS and WAP services
- Brand as key lever to increase penetration (for young people)
- Music based services to be introduced in April 2001 and music enabled handsets by September 2001 (with UMG/DRM compliant)
- Impact on churn (1 additional month of lifetime on 10% of our customers = + euros 25M EBITDA)
- Common distribution

                                                        [VIVENDI UNIVERSAL LOGO]

                              GPRS AND UMTS UPDATE

- GPRS (France): national coverage since end 2000. Commercial launch in Q3, 01 for large accounts (400,000 handsets), and Q1 2002 for mass market
  - GPRS will enhance our offering and boost our data growth
  - GPRS will enable, on top of higher speed, {{always on}} services (packet billing)
- UMTS in France
  - euros 4.95bn licence fee. Licences to be awarded on July 1st, 01
  - 2 bidders to date... Equal treatment in case of second round
  - Strong business case, despite conservative assumptions on ARPU
  - Max debt to equity ratio of Cegetel: 1:1 in 2002
- Full European access to Internet mobile for Vivendi Universal, through the JV with Vodafone (Vizzavi): 90M customers in the 15 European countries



3/9/2001 8:47                          32               [VIVENDI UNIVERSAL LOGO]

                                  UMTS ROADMAP

                                 WAP/GSM          GPRS             UMTS
--------------------------------------------------------------------------------
Connection time                 ~20 seconds    ~10 seconds       <2 seconds
--------------------------------------------------------------------------------
Bit rate (estimated)            9.6 kbps in   - Down link: up   - From 144 kbps
                                two ways        to 40 kbps        up to 1 Mbps
                                                (before march     in packets
                                                2001)             mode
                                                DownLink: up to
                                                55 kbps (after
                                                march 2001)
                                              - Up link:
                                                13.6 kbps
--------------------------------------------------------------------------------
Pricing                        air-time        data volume       data volume
--------------------------------------------------------------------------------
Network access                 Connection       Permanent        Permanent
                               "on demand"      connection       connection
--------------------------------------------------------------------------------
Services                       - Voice        - Audio files      - Video
                               - Text         - Pictures         - Streaming
                               - Fax          - Games on/off
                                                line

--------------------------------------------------------------------------------



3/9/2001 8:47                          33               [VIVENDI UNIVERSAL LOGO]

                           FIXED ACTIVITIES (CEGETEL)

- Strong commercial and financial achievements:
  - #1 private operator by far (deregulated since 1998): 2.4M customer lines, 11,000 data sites and 35,000 voice sites on the corporate market,
  - Focus on profitability: revenues up 70% 2000 vs. 1999, and EBITDA profitable in 2001 with TD
- Ready for the unbundling of the local loop:
  - Launch of xDSL: SOHO and SMEs (H1 2001), residential market
    (Jan. 1, 2002)
  - FT tariffs released (euros 15/line), but pending discussions on co-localisation of equipment
  - Financial target: EBITDA breakeven after 3 years (euros 150m investment in 2001)




3/9/2001 8:47                          34               [VIVENDI UNIVERSAL LOGO]

                                  ISP STRATEGY

- Difficult business model for retail ISP in France
- After disposal of AOL France and end of the non compete period, Cegetel will focus on wholesale ISP on residential market
- Vizzavi as a virtual ISP in Europe

3/9/2001                               35               [VIVENDI UNIVERSAL LOGO]

                               TELECOMS OPERATING
                          PERFORMANCE (INTERNATIONAL)

- Operations in Eastern Europe and Spain
- Acquisition of Maroc Telecom
  - Expected 2001 Revenues: euros 1.7bn, with EBITDA >euros 0.6bn
  - Close links with Southern Europe; Maroc Telecom to be our development platform for the zone
  - Strong management rights from day 1




3/9/2001 8:47                                           [VIVENDI UNIVERSAL LOGO]
                                       36

                          WE STILL BELIEVE IN INTERNET

- Internet is and will remain a key new additional distribution platform for contents and services

-   Vivendi Universal has not overspent in dot.com companies in 2000

-   We have instead developed most of our Internet ventures internally

- We are trying to develop -leading to profit- internet business models, which leverage our existing off line customer bases and off line content assets and librairies (education and games)

- We leverage our subscription expertise to develop non exclusively advertising driven business models, and diversified sources of revenues

-   We aggressively focus on non PC centric multiaccess
    (devices seamless) approaches


3/9/2001 8:47                      37                   [VIVENDI UNIVERSAL LOGO]

                         INTERNET OPERATING PERFORMANCE

In Euros M          2000 PF       1999 PF
-------------------------------------------
REVENUES               48             2
Won (Flipside)         18                            Vizzavi and Scoot JVs
Numedia                 4                            consolidated under
01 Net                  3                            the equity method
Other portals          23             2
-------------------------------------------
EBITDA               -184           -34
-------------------------------------------

- Flipside is the N1 gaming portal worldwide, after the acquisition of Uproar (PF01 Revenue: $70m)

-   Launch of education.com early 2001

-   Vizzavi roll out in 2001: France, UK, Netherlands, Germany, Italy


3/9/2001 8:47                      38                   [VIVENDI UNIVERSAL LOGO]

                            INTERNET - VIZZAVI UPDATE

-   Roll out Schedule

    -   Migration of Vizzavi France to European PC platform: 2Q 2001

    - Launch of Vizzavi Services in Italy, Spain, Portugal and Greece: 2Q and 3Q 2001

    -   Migration of Vizzavi Italy and Germany to European
        PC platform : 3Q and 4Q 2001

    -   Unified messaging services available by end 2001

    - Music channel to be include UMG services (Duet) and games (Flipside)

    -   iTV capability roll out in 2002 in France

3/9/2001 8:47                      39                   [VIVENDI UNIVERSAL LOGO]

                            INTERNET - VIZZAVI UPDATE

-   Operational Performance

    - Approximately 4,000 registrations per day in UK and Netherlands

    -   More than 530,000 registered customers (UK,NL)

    -   Projected >2 million customers by 2Q 2001

-   Financial Performance
    -   Mainly ad revenues in 2001

    -   E-commerce and other sources in 2002

    - Projected investment of euros 1.6bn (@100%, VU owns 50% of Vizzavi) by end 2002, with monthly EBITDA break even by end 2003

3/9/2001 8:47                      40                   [VIVENDI UNIVERSAL LOGO]

[VIVENDI UNIVERSAL LOGO]


                                VIVENDI UNIVERSAL
                               DETAILED FINANCIALS
                                     FY2000


3/9/2001 8:47                      41


                              VIVENDI UNIVERSAL P&L


In euros M                   2000 Act     1999 Act      2000PF*      %PF       %PF excl Fx
-------------------------------------------------------------------------------------------
REVENUES                      41,798       40,854        52,521       19%      15%
EBITDA                         5,981        4,301         7,213       48%      43%
OPERATING INCOME               2,571        1,836         3,143       68%
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
NET FINANCIAL (EXPENSE) INC     -633          -87
-------------------------------------------------------------------------------------------
CURRENT INCOME                 1,938        1,748
-------------------------------------------------------------------------------------------
NET EXC. (EXPENSE) INC         2,947         -846
TAX (charge)/benefit          -1,021          946
GW                              -634         -606
EQUITY EARNINGS (loss)          -306           33
MINORITY INT.(charge) Inc       -625          159
-------------------------------------------------------------------------------------------
NET INCOME                                                           %ACT
-------------------------------------------------------------------------------------------
BEFORE GW AMORTIZATION         2,813        1,954                     44%
EPS BASIC BEFORE GW              4.4          3.7                     19%
REPORTED                       2,299        1,435                     60%
EPS BASIC REPORTED               3.6          2.7                     33%
-------------------------------------------------------------------------------------------
Avg shares outs. Basic         633.8        529.6
-------------------------------------------------------------------------------------------
ACTUAL FIGURES CONSOLIDATE SEAGRAM FOR 23 DAYS IN 2000.

3/9/2001 8:47                      42                   [VIVENDI UNIVERSAL LOGO]

                                FINANCIAL RESULT

IN EUROS M
                                               2000 ACT        1999 ACT
                                               --------        --------
-NET FINANCIAL (EXPENSE) INC                     -633            -87
-----------------------------------------------------------------------
o/w
NET FINANCING COSTS                            -1,288            -872
Weighted average debt                          25,009          16,994
Average cost of debt, pre tax                   5.15%           5.13%
CAPITAL GAINS ON PORTFOLIO INV.                   685             451
FOREX.                                             -7             236
PROVISIONS                                        -92            -163
DIVIDENDS FROM NON CONSOLIDATED COMPANIES          37              63
OTHER                                              32             198
-----------------------------------------------------------------------

3/9/2001 8:47                      43                   [VIVENDI UNIVERSAL LOGO]


                                    NET DEBT


In Euros M                       Media & Com     Seagram    Non core    VU Media       Vivendi         Vivendi
                                  & Holding                              & Com       Environment      Universal
---------------------------------------------------------------------------------------------------------------
NET FINANCIAL DEBT, ACTUAL          3,648         8,986       -246       12,388        13,126           25,514
Net Proceeds from S&W sale                       -7,900                  -7,900                         -7,900
ACEs conversion                                  -1,100                  -1,100                         -1,100

NET FINANCIAL DEBT, PF              3,648          -14        -246        3,388        13,126           16,514
---------------------------------------------------------------------------------------------------------------

- PF Net debt for VU Communications = euros 3.4bn end 2000, slightly higher than forecasts due to:

    -   Postponements of some disposals : euros (0.8)bn
    -   Seasonality of Seagram: euros (0.5)bn
    -   Mark to market of Seagrams debt: euros (0.8)bn

3/9/2001 8:47                      44                   [VIVENDI UNIVERSAL LOGO]

                               EXCEPTIONAL RESULT

in Euros M                                          2000 Act        1999 Act
----------------------------------------------------------------------------
NET EXCEPTIONAL (EXPENSE) INCOME                      2,947           -846
Disposal of assets and dilution*                      3,777            660
Exc. Charges net of depreciation                       -830         -1,506

*pretax
----------------------------------------------------------------------------

-   Capital gains and dilution profits: VE (euros +0.8bn) Dalkia to EDF
    (euros +0.7bn), Vinci (euros +0.5bn), BskyB (euros +0.5bn), Lagardere (euros +0.4bn), GPU (euros +0.4bn), Havas Advertising/Snyder (euros +0.2bn)

- Exceptional charges net of depreciation: VE euros (0.4)bn, VU Publishing restructuring euros (0.1)bn, Internet mark to market euros (0.1)bn

-   Net of tax and minority interests, net exceptional is slightly
    --------------------------------------------------------------
    less than Euros 2bn.
    --------------------

3/9/2001 8:47                      45                   [VIVENDI UNIVERSAL LOGO]

                               P&L COMMENTS (END)

-   Euros 1bn of tax, representing a 31% tax rate
-   GW amortization of euros 634M, o/w:
    -   euros 548M recurring
    -   euros 86M non recurring
    -   Plus going forward euros 955M for
        the Seagram/Canal+ acquisition
-   Equity in net results of affiliates: euros (0.3)bn, o/w: TV & Films
    (euros 0.1bn), Bsky B (euros 0.1bn), Vizzavi (euros 0.1bn), VE and non core +euros 0.1bn


3/9/2001 8:47                      46                   [VIVENDI UNIVERSAL LOGO]


                            US GAAP IMPACT ON EBITDA

2000 FIGURES, recurring
in euros M                                 Pay TV     Cegetel       Publishing/       TOTAL
                                                                     Internet
---------------------------------------------------------------------------------------------
1) Film costs (Studio Canal)
   amortized below EBITDA                   -120                                       -120
   in French GAAP
---------------------------------------------------------------------------------------------
2) Amortization of acquired intangibles
resulting from business combinations         300                                        300
amortized below EBITDA in US GAAP
---------------------------------------------------------------------------------------------
3) Depreciation of working
   capital (bad debts, inventories)          -50       -150              0             -200
   below EBITDA in French GAAP
---------------------------------------------------------------------------------------------
TOTAL                                        130       -150              0              -20
---------------------------------------------------------------------------------------------

          => GLOBAL IMPACT:
             NEUTRAL IN 2000 and 2001

3/9/2001 8:47                      47                   [VIVENDI UNIVERSAL LOGO]


                          FROM FRENCH GAAP TO US GAAP:
                                   NET INCOME

in euros M                                     1999 Publ.     2000 Guidance     2000 Actual

-NET INCOME-FRENCH GAAP                          1,435                             2,299
-------------------------------------------------------------------------------------------
 ADJUSTMENTS TO CONFORM TO U.S. GAAP:

-Items of a recurring nature
----------------------------
Intangible amortization                          -85               -100             -100
Other                                             11                 15               15
-TOTAL RECURRING PRE GW                          -74                -85              -85
-------------------------------------------------------------------------------------------
-Goodwill (Recurring)                           -235               -355             -260
-------------------------------------------------------------------------------------------
Items of a non recurring or periodic nature
-------------------------------------------
Pension/Stock-options                            -95               -100             -120
Financial Instruments                           -208                                  97
Impairment/Real Estate                           521                                 -23
Other                                         -1,098                                   0
-NET INCOME-US GAAP                              246                                1908
-------------------------------------------------------------------------------------------


3/9/2001 8:47                      48                   [VIVENDI UNIVERSAL LOGO]

                           A VERY SOUND B/S STRUCTURE

-  Shareholders equity: euros 57bn
        - Total Equity: euros 66bn

- Net financial debt
        - VE euros 13.1bn, sustainable, 4.7 times cash flow, rating BBB+
        - PF VU Communication euros 3.4bn after Spirits and Wine disposal
              - 0.7 times expected 01 EBITDA
              - Further potential for asset disposals or arbitrages,
                of which BskyB mandatory before YE02
                (euros 6.3bn value before tax at current market prices)

- Cash Flow: euros 3.4bn vs euros 2.4bn in 1999
    (excluding working capital changes)

3/9/2001 8:47                          49               [VIVENDI UNIVERSAL LOGO]

                            [VIVENDI UNIVERSAL LOGO]

                                  2001 OUTLOOK



3/9/2001 8:47                          50

                           2001 FINANCIAL OUTLOOK FOR
                                VIVENDI UNIVERSAL
                                 COMMUNICATION

- Revenues 2001
        - Music                     +5/6%
        - TV & Recreation           +10%
        - Publishing                +5/6%
        - Telecom                   >+20%
        - Total excl. USG Films     +10%

- EBITDA: Oct. 2000 guidance: 2000PF: euros 3.2bn, then +35% 2000-2002

        - We overperformed in 2000
        - For 2001, we fully confirm, at least, Oct. 2000 guidance



3/9/2001 8:47                          51               [VIVENDI UNIVERSAL LOGO]

                             2001 SYNERGIES UPDATE

- Major progress after three months, to achieve the cost cutting 2002 target (euros 420 M):
  A few significant examples:
  - HQ: 2001 budgeted savings: euros 58M
  - Purchasing: plan well underway (30 major contracts already renegotiated, representing euros 20M): MORE TO COME
  - IT: strong potential to achieve results beyond initial targets: optimization of internal network WW & Data in Europe:
    euros 33M: MUCH MORE TO COME
  - Real Estate: HQ optimization in BU's (London, LA) already represent euros 20 M: MORE TO COME
    -->  Cost Synergies well underway
- Revenue synergies already in BU's budgets. Really significant in 2002-2003



3/9/2001 8:47                          52               [VIVENDI UNIVERSAL LOGO]

                                    SUMMARY

- Strong confidence in delivering the ambitious growth targets for 2001/2002

- VU management Team strongly incentivized to deliver growth targets:
  - 2 stock options programs have been put in place at the closing:
  - 1% of the Capital for 3,693 people
  - 0.5% of the Capital for TOP 92, options exercisable upon relative performance of VU vs MSCI Media Index



3/9/2001 8:47                          53               [VIVENDI UNIVERSAL LOGO]

                      VIVENDI UNIVERSAL KEY DIFFERENTIATORS

- Direct access to large existing customer bases
  (allowing cross marketing and lower acquisition costs)
- Strong and unmatchable franchises
  - Strong US and European footprints, with Europe leading the multi-access, broadband revolution
  - Worldwide positions in key content
- Talented operating management
- Rapid underlying growth (not sensitive to advertising cycles)
- Strong financial fundamentals (no financial pressure on the telecom side)
- Natural focus on subscription models allowing more efficient/diversified new business models
- Very good 2000 Year (PF communications - excl. Forex-: Revenue up 16% and EBITDA up 68%) and strong outlook for 2001

3/9/2001 8:47                          54               [VIVENDI UNIVERSAL LOGO]

                            [VIVENDI UNIVERSAL LOGO]

                                A GLOBAL COMPANY
                              FOR THE DIGITAL AGE

       Vivendi Universal's goal is to be the world's preferred creator and provider of personalized information, entertainment and services to consumers anywhere, at any time, and across all distribution platforms and devices.



3/9/2001 8:47                          55